SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

01 April 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 01 April 2020 re: Update on Dividend Payments

This announcement contains inside information                                                                                                                                                                                                                                                                                                                   31 March 2020

UPDATE ON DIVIDEND PAYMENTS

In order to help us to serve the needs of businesses and households through the extraordinary challenges presented by Covid-19, the board has decided that until the end of 2020 we will undertake no quarterly or interim dividend payments, accrual of dividends, or share buybacks on ordinary shares.  In addition, in response to a request from the PRA and to preserve additional capital for use in serving our clients, the board has agreed to cancel payment of the final 2019 dividend in relation to ordinary shares.  Accordingly, resolution 17 in relation to the declaration of that dividend will be withdrawn from the AGM, scheduled to take place on 21 May 2020.  Our board will decide on any dividend policy and amounts at year-end 2020.

The person responsible for arranging the release of this announcement is Douglas Radcliffe, Group Investor Relations Director.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                                    +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                               +44 (0) 20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group's future financial position including profit attributable to shareholders, provisions, economic profit,  dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations;  the Group's future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation,  disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report or Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 01 April 2020